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                                                                    EXHIBIT 20.1


                         DANIEL COMPLETES BETTIS MERGER

HOUSTON, TEXAS, December 12, 1996. . . . Daniel Industries, Inc. (NYSE-DAN) and
Bettis Corporation jointly announced the approval of their Agreement and Plan of Merger by the stockholders of both companies at their respective special meetings held on December 12, 1996. Each outstanding share of Bettis common stock will be converted into .58 of a share of Daniel common stock. Daniel will have approximately 17 million shares outstanding, of which former Bettis stockholders will own approximately 30%. Bettis stock will no longer trade.

At the Daniel special meeting, stockholders also approved an amendment to Daniel's Certificate of Incorporation to increase the number of authorized shares of Daniel's common stock from 20,000,000 to 40,000,000. The increase in the number of authorized shares provides Daniel the flexibility to take advantage of potential future opportunities as they arise.

W.A. Griffin, III, President and CEO of Daniel, commented "The affirmative vote from the stockholders is the culmination of several months of dedicated effort by Daniel and Bettis. Bettis is an excellent company, and now that the combination is completed we can take advantage of the numerous opportunities that this merger offers."

W. Todd Bratton, President and CEO of Bettis, appointed an Executive Vice President of Daniel, added "The merger allows Bettis to benefit from Daniel's extensive marketing network and greater financial flexibility."
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W. Todd Bratton will continue as President of Bettis following the merger.
Additionally, Nathan M. Avery and Thomas J. Keefe, previously directors of Bettis, were named directors of Daniel to fill the vacancies created upon the retirement of two of Daniel's directors.

Additionally, Daniel announced a change in its fiscal year to the calendar year from a September 30 fiscal year end. Griffin stated "Bettis has been on a calendar year end so we will have to make a change in any event. We have decided that the change to a calendar year is preferable as it brings us into conformity with the majority of our customers and competitors." The change will result in reporting the quarter ending December 31, 1996 as a stand alone three-month period with future periods reported on the calendar year basis. Griffin also commented that the Company expects to report a loss for the quarter ending December 31, 1996 due to the adverse effect of the expenses, primarily professional fees, associated with the Bettis merger, estimated at approximately $3 to 3.5 million, and due to operating results for the period significantly below recent quarters, primarily as a result of delays in the receipt and shipment of certain orders. Griffin added "Although we expect results for the quarter ending December 31 to be disappointing, our current level of order intake and backlog leads us to be optimistic about 1997." The quarter will also be the initial reporting period using the pooling method of accounting for the merger with Bettis.

Daniel Industries, Inc. is a Houston, TX based provider of flow measurement, control and analytical products, services and integrated solutions primarily for natural gas and oil producers, transporters and refiners worldwide. Bettis Corporation, based in Waller, TX, manufactures valve actuators and control systems used worldwide for the automation of valves in numerous energy and industrial markets.
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Certain information set forth above includes indications of management's current expectations regarding the future results of operations or financial condition of the Company. Such information is based on current expectations regarding the markets affecting the Company and other matters which can affect the Company's results of operations, liquidity or financial condition. Because such information is based solely on data currently available, it is subject to change as a result of changes in conditions and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the reader of this information should be aware that the Company is not obliged to inform the reader of such changes as they occur or make public indication of changes unless obliged under applicable disclosure rules and regulations.


       [For additional information, contact Sean P. O'Neill, Manager,
                   Investor Relations at (713) 827-3892.]

                  Our website address is www.DanielInd.com